February 20, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (713) 525-7605

Thomas L. Ryan
Chief Executive Officer
Services Corporation International
1929 Allen Parkway, P.O. Box 130548
Houston, TX 77219-0548

      Re: **Services Corporation International**
              Definitive 14A
              Filed April 6, 2007
              File No. 1-06402

Dear Mr. Ryan:

     We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

     Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

     If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

                     Sincerely,

                     Craig Slivka
                     Attorney Advisor